SENT VIA FACSIMILE AND OVERNIGHT MAIL

March 14, 2014

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Visa Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 22, 2013
File No. 1-33977

Dear Ms. Blye:

In connection with Visa Inc.’s ( “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 22, 2013 (the “Form 10-K”), we are writing in response to the Staff’s comments dated February 12, 2014. Visa appreciates the March 14, 2014 extension to respond to the Commission’s inquiry.

We have reprinted the Staff’s comments below in bold, with our corresponding response below the applicable comment.

Government Regulation, page 9

Anti-money laundering, anti-terrorism, and sanctioned countries, page 10

1.	In your letter to us dated February 1, 2011, you discussed contacts with Iran, Syria, Sudan and Cuba, countries that are designated by the State Department as state sponsors of terrorism and which are subject to U.S. economic sanctions and export controls. We note that you no longer include the disclosure, included in your fiscal 2011 and 2012 Forms 10-K, that you prohibited financial institutions that are domiciled in Cuba, Iran, Syria and Sudan from being Visa members. In addition, we note disclosure on the website of the Department of Treasury’s Office of Foreign Assets Control that in August 2013 it issued a Finding of Violation against your subsidiary Visa International Service Association for failing in September 2011 to timely file a report of blocked property in which a blocked Government of Syria-owned bank had an interest. We are also aware of third party news articles reporting that as of September 2011 Visa credit cards were no longer valid in Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letter, whether through subsidiaries, member banks, affiliates, or other direct or indirect arrangements. In this respect, we note that your website provides a November 16, 2011 press release about MTN Group offering a new Visa prepaid account, and we are aware of third party news articles report that Ahli United Bank of Bahrain, Emirates NBD and Al Salam Bank issue Visa cards. Each of these companies is reported to have contacts with some or all of the referenced countries. Please tell us whether these companies provide your products or services in those countries. Your response should describe any services, technology, products, equipment or components you have provided to the above referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

Visa’s position with respect to Cuba, Iran, Syria and Sudan remains consistent with past disclosures included in our fiscal year 2011 and 2012 Form 10-Ks. Visa does not permit financial institutions that are domiciled in such countries to become Visa members. The same applies with respect to any financial institutions that are or become Specially Designated Nationals (“SDNs”) under prevailing sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In addition, Visa does not permit any Visa members, wherever located, to issue Visa cards, directly or indirectly, in Cuba, Iran, Syria or Sudan. This reflects Visa’s compliance position based on its legal obligations as an entity subject to U.S. sanctions, anti-money laundering and anti-terrorism measures. This position is not expected to change without changes in OFAC sanctions. Since many Visa members are non-U.S. financial institutions (i.e., entities that are not directly subject to OFAC restrictions), limited activities may occur involving Visa-branded cards issued outside of Cuba, Iran, Sudan and Syria and used for payments in such sanctioned countries or otherwise involving parties subject to OFAC sanctions. Visa maintains policies and procedures intended to assure that such use of Visa’s payments system remains consistent with OFAC sanctions and past OFAC guidance.

Visa continues to: (1) review and enhance its compliance systems, policies, procedures and controls; and (2) engage proactively with OFAC to minimize the risks that its products, services and systems may be used to further terrorism or other illicit activities. Because Visa recognizes the sheer volume of transactions processed daily through its system, it proactively monitors for potentially unauthorized activity, spots issues and addresses problems as they arise. For example, Visa recently filed an initial notice of voluntary disclosure with OFAC regarding matters identified during a recent compliance review. These matters do not alter any of the representations made herein nor do they affect the materiality analysis: that Visa does not regard such matters as material to a reasonable investor in making an investment decision and that such matters will not, and do not, materially affect Visa’s reputation or share value.

The following additional information is provided in response to the Commission’s specific request.

Contacts with Syria

As to direct contacts with Syria, prior to the expansion of sanctions against Syria in August 2011 (pursuant to Executive Order 13582), Visa had a limited number of active members in Syria (including one Government of Syria-owned bank) that issued Visa-branded cards, offered Visa-branded ATM services, and/or acquired merchants to accept Visa card transactions. As described in our February 2011 letter, those activities were permissible under applicable OFAC sanctions in place at the time.

When the Executive Order 13582 went into effect, Visa took steps to comply with additional sanctions, including blocking payment transactions and deactivating its Syrian members, in accordance with our Anti-Money laundering & Anti-Terrorist Financing and OFAC programs. As a result of these steps, Visa has no active Syrian members and does not permit financial institutions that are domiciled in Syria, that are owned or controlled by the Government of Syria, or that are otherwise Syrian SDNs, to become Visa members. Visa does not have any operations, subsidiaries or affiliates in Syria, and has no agreements, commercial arrangements or other direct contacts with Syria, the Government of Syria, or any entities controlled by the Government of Syria. In addition, Visa does not permit the distribution of Visa cards, any of its products or direct distribution of any Visa services into Syria by any Visa member. Visa does not anticipate this position to change while OFAC sanctions remain in place.

As to indirect contacts with Syria, as noted above, certain non-U.S. Visa members (i.e., those that are not subject to U.S. jurisdiction) are known to conduct limited activity involving Visa-branded cards issued outside of Syria used to pay for transactions occurring in Syria.

Please be advised that OFAC’s August 2013 Finding of Violation against Visa International Service Association, a subsidiary of Visa, pertained to Visa’s failure to timely file a report detailing settlement funds (owned by Real Estate Bank, a Government of Syria-owned bank) that became blocked when Executive Order 13582 came into effect. Visa properly deactivated Real Estate Bank’s membership and timely froze the funds, but did not report to OFAC within 10 business days after it initiated the block. OFAC’s Finding was solely as a result of Visa’s late report to OFAC. Visa was approximately three weeks late in reporting to OFAC due to its efforts to file an accurate report and to first resolve a known discrepancy in the amount blocked relating to inclusion of certain fees.

Contacts with Cuba and Sudan

As to direct contacts with Cuba and Sudan, Visa’s position remains unchanged since our February 2011 letter to the Commission. Visa does not permit financial institutions that are domiciled in Cuba or Sudan, that are owned or controlled by the governments of Cuba or Sudan, or that are otherwise Cuban or Sudanese SDNs to be active Visa members. Visa does not have any operations, subsidiaries or affiliates in Cuba or Sudan. Visa has no agreements, commercial arrangements or other direct contacts with Cuba or Sudan, their respective governments or any entities controlled by their respective governments. In addition, Visa does not permit the distribution of Visa cards, any of its products or direct provision of any Visa services into such countries by any Visa member. The Company does not anticipate this position to change while sanctions remain in effect.

As to indirect contacts in Cuba and Sudan, Visa’s position remains unchanged. As noted above, certain of Visa’s non-U.S. members that are not subject to U.S. jurisdiction are known to conduct limited activity involving Visa-branded cards issued outside Cuba and Sudan and used to pay for transactions occurring in those countries.

Relationship with MTN Group, Ahli United Bank of Bahrain, Emirates NBD, and Al Salam Bank

(1)	MTN Group is a global mobile network operator. This entity is not a member of Visa, but Visa and its affiliates do conduct business with MTN Group. On November 16, 2011, Visa and MTN announced that MTN would be offering Visa Mobile Prepaid accounts to MTN’s Mobile Money service enabling consumers to transact over our network through a Visa member bank. MTN has not launched this program in any country. On February 24, 2014, MTN has confirmed to Visa that it does not provide any Visa products or services in Cuba, Sudan or Syria.

(2)	Ahli United Bank of Bahrain (“Ahli”) is a Visa licensed member. On February 22, 2014, Ahli has confirmed to Visa that it does not provide Visa products or services in Cuba, Sudan or Syria.

(3)	Emirates NBD is a Visa licensed member. On February 19, 2014, Emirates NBD has confirmed to Visa that it does not provide Visa products or services in Cuba, Sudan or Syria.

(4)	Al Salam Bank is a Visa licensed member. On February 19, 2014, Al Salam has confirmed to Visa that it does not provide Visa products or services in Cuba, Sudan or Syria.

As described-above, non-U.S. Visa members, such as those named above (which are not themselves subject to U.S. jurisdiction), may conduct limited activities involving Visa-branded cards issued outside Cuba, Sudan and Syria but used to pay for transactions occurring in such countries.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

As stated in our February 2011 letter, Visa believes that its limited, indirect contacts with Cuba, Sudan and Syria are de minimis, both individually and in the aggregate, compared to its global revenues and do not constitute a material investment risk for security holders. In reaching this determination, Visa considered both quantitative and qualitative factors, such as the impact of such contacts upon the Company’s reputation and share value.

For each of the last three fiscal years, Visa recognized annual revenue of less than $4 million in connection with Cuba, and less than $10,000 in connection with Sudan. For the quarter ended December 31, 2013, Visa recognized revenue of less than $1 million in connection with Cuba, and less than $1,000 in connection with Sudan. Since the expansion of sanctions against Syria and Visa’s resulting suspension of direct contacts with Syria, Visa’s annual revenue in connection with its members’ activities in Syria has significantly declined. Specifically, Visa’s annual revenue for Syria has decreased from just under $1 million, to less than $25,000 and to less than $1,000 in FY 2011, FY 2012 and FY 2013, respectively. As Visa does not have any operations in Cuba, Syria or Sudan, there are no other associated assets or liabilities associated with such revenues.

The above-described revenues derived from Visa members’ activities in Cuba, Sudan and Syria, compared to Visa’s reported total global revenue for each of the last three years ($11.8 billion, $10.4 billion, $9.2 billion for FY2013, FY2012 and FY 2011, respectively, and $3.2 billion for the quarter ended December 31, 2013), represent de minimis amounts, being less than 0.05% in aggregate in any of these given periods. Given the de minimis nature of these activities, we do not believe there are material investment risks to an investor from a quantitative standpoint.

From a qualitative standpoint, Visa maintains extensive policies, procedures, programs and controls in its commitment to comply with all applicable laws and regulations, including those relating to Cuba, Sudan and Syria. As noted above, Visa does not: (1) have any active members in Cuba, Sudan, or Syria or which are otherwise SDNs; (2) permit the distribution of Visa-branded cards, products or services in such countries; or (3) have any business operations, subsidiaries, affiliates, assets or liabilities in those countries. Further, Visa believes that its limited, indirect contacts with Cuba, Sudan and Syria through the activities of its non-U.S. member banks, which are not subject to U.S. jurisdiction, are de minimis. As such, Visa does not believe, nor is it aware of any indications, that these activities are likely to negatively impact the quantitative materiality analysis provided above, the Company’s reputation and share value or to be viewed by investors as qualitatively material in making an investment decision.

Similarly, because Visa itself does not do business with Cuba, Sudan and Syria, Visa generally does not qualify for divestment under the various divestment initiatives adopted by state and municipal governments, universities, and other investors regarding investment in companies that do business with

U.S.-designated state sponsors of terrorism. We are not aware of any state or municipal governments, universities, or other investors having divested any shares in Visa due to any such divestment initiatives.

In sum, the Company has considered both quantitative and qualitative factors and, given the de minimis, limited and indirect nature of Visa’s contacts with these countries (solely by way of its non-U.S. members) and Visa’s ongoing efforts to comply with applicable OFAC sanctions, Visa does not regard such contacts as material to a reasonable investor in making an investment decision. Accordingly, it is our position that such contacts will not, and do not, materially affect Visa’s reputation or share value.

*         *        *

Visa acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact Jim Hoffmeister at (650) 432 8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt

Byron H. Pollitt

Chief Financial Officer

cc:	Jim Hoffmeister